FlowStone Opportunity Fund Form SC TO-I/A

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$41,038,166	$0.0001531	$6,282.94
Fees Previously Paid	$40,816,522	$0.0001531	$6,249.01
Total Transaction Valuation	$41,038,166		–
Total Fees Due for Filing			$6,282.94
Total Fees Previously Paid			$6,249.01
Total Fee Offsets			–
Net Fee Due			$33.93